4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE RECEIVES PATENT FOR THE
TREATMENT OF STROKE

WINNIPEG, Manitoba – (April 8, 2005) Medicure Inc. (TSX:MPH; Amex: MCU), a cardiovascular drug discovery and development company, is pleased to announce that it has been issued patent No. 6,861,439, “Treatment of Cerebrovascular Disease”, by the US Patent and Trademark Office. The newly issued patent, the Company’s thirteenth US patent, protects the use of several of Medicure’s novel therapeutics in the treatment of ischemic stroke and cerebral ischemia. This is the company’s second patent issued for the treatment of stroke.

“The granting of this patent demonstrates Medicure’s ongoing commitment to the development of effective therapeutics for unmet cardiovascular needs. Presently there are limited treatment options for acute stroke victims,” stated Albert D. Friesen, PhD, Medicure’s President & Chief Executive Officer. “The stroke market represents a significant opportunity for Medicure, and this patent strengthens our intellectual property portfolio in this key therapeutic area.”

A stroke is a sudden loss of brain function. It is caused by an interruption of the flow of blood to the brain (an ischemic stroke) or the rupture of blood vessels in the brain (a hemorrhagic stroke), which in turn causes brain cells in the affected area to die. The onset of symptoms is rapid and depending on the location and extent of injury, its effects can include severe debilitation or even death. Stroke is the third most common cause of death in the United States, only heart disease and cancer rank higher.

Approximately 700,000 new cases are reported in the US annually and about 160,000 Americans die each year from stroke. Tissue plasminogen activator (t-PA) is the most effective FDA approved drug to treat ischemic stroke; however, most stroke patients are not treated with t-PA because it must be administered within three hours of a stroke to be effective.

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:
- Cardiovascular focused pipeline: a global market of over US $70 billion
- Two drugs - MC-1 & MC-4232 - in advanced Phase II trials
- Two positive Phase II trials completed

- Unique products addressing major markets not adequately served by existing drugs
- Second combination product, MC-4262 is entering development stage
- Dual action antithrombotic, MC-45308, in preclinical testing

The Company's financial position remains solid, providing sufficient resources to complete the ongoing Phase II studies, and to advance the lead candidates up to pivotal Phase III studies.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com